April 2, 2007

To Our U.S. Shareholders

Genesis Lease Limited
Roselawn House
National Technology Park
Limerick,
Ireland

For the year ended December 31, 2006

PFIC ANNUAL INFORMATION STATEMENT

This statement is provided for shareholders who are United States persons. It is not relevant to other persons. In order to complete Form 8621, we provide the following information:

PFIC Name:	Genesis Lease Limited

PFIC Address:	Roselawn House
National Technology Park
Limerick
Ireland

EIN:	98-0512319

Tax Year:	July 17, 2006 – December 31, 2006[1]

1 Genesis Lease Limited was incorporated on July 17, 2006. Genesis Lease Limited has adopted the Calendar year for U.S. tax purposes. Under applicable U.S. income tax principles, Genesis’s first tax year begins on the date of incorporation and ends on December 31, 2006. Genesis Lease Limited did not have any business activity prior to the date of the Initial Public Offering of December 19, 2006.

PFIC Annual Information Statement

(1).	This Information Statement applies to the taxable year of Genesis Lease Limited (“Genesis”), on a combined basis with its subsidiaries, beginning on July 17, 2006 and ending on December 31, 2006 (the “Taxable Year”).

(2).	Your pro-rata share of the ordinary earnings and net capital gain of Genesis for the taxable year, specified in paragraph (1), is as follows:

Ordinary Earnings: NONE

Net Capital Gain: NONE

(3).	The amount of cash and fair market value of other property distributed or deemed distributed by Genesis during the taxable year specified in paragraph (1) is as follows:

Cash: NONE

Fair Market Value of Property: NONE

(4).	Genesis will permit you to inspect and copy Genesis’s permanent books of account, records, and such other documents as may be maintained by Genesis that are necessary to establish that Genesis’s ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles and to verify these amounts and your pro rata shares thereof.

Date: April 2, 2007	Genesis Lease Limited

	By:	/s/ John McMahon

	Title:	CEO

THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST THOSE SHAREHOLDERS WHO HAVE MADE A QEF ELECTION WITH RESPECT TO GENESIS LEASE LIMITED IN MAKING CERTAIN PFIC CALCULATIONS AND DOES NOT CONSTITUTE TAX ADVICE. THOSE SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THE OWNERSHIP OF SHARES ARISING IN THEIR OWN PARTICULAR SITUATIONS UNDER UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN LAW.